Form 11-K

ANNUAL REPORT PURSUANT

TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-10351

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PCS U.S. Employees’ Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Potash Corporation of Saskatchewan Inc.

122 - 1st Avenue South

Saskatoon, Saskatchewan, Canada S7K 7G3

PCS U.S. Employees’

Savings Plan

Employer ID No: 56211626

Plan Number: 002

Financial Statements as of December 31, 2012 and 2011,

and for the Year Ended December 31, 2012,

Supplemental Schedule as of December 31, 2012,

and Report of Independent Registered Public Accounting Firm

PCS U.S. EMPLOYEES’ SAVINGS PLAN

		Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM		1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011		2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2012		3

Notes to Financial Statements as of December 31, 2012 and 2011, and for the Year Ended December 31, 2012		4–12

SUPPLEMENTAL SCHEDULE —

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2012		14

NOTE:	All other schedules required by Section 29 CFR 2520.103 10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the

PCS U.S. Employees’ Savings Plan

We have audited the accompanying statements of net assets available for benefits of PCS U.S. Employees’ Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Chicago, Illinois

June 25, 2013

PCS U.S. EMPLOYEES’ SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2012 AND 2011

	2012	2011

ASSETS:
Participant-directed investments — at fair value (Note 4)	$255,914,937	$260,841,604

Receivables:
Notes receivable from participants	6,423,452	6,898,854
Company performance contribution	3,947,184	4,000,930
Receivables for securities sold	242,801	501,670

Total receivables	10,613,437	11,401,454

Total assets	266,528,374	272,243,058

LIABILITIES — Corrective distributions payable	(17,393)	(8,360)

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	266,510,981	272,234,698

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(1,181,279)	(1,149,200)

NET ASSETS AVAILABLE FOR BENEFITS	$265,329,702	$271,085,498

See notes to financial statements.

PCS U.S. EMPLOYEES’ SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2012

ADDITIONS:
Company matching contributions	$3,472,604
Company performance contribution	3,947,184
Participant contributions	10,820,598
Rollover contributions	342,391

Total contributions	18,582,777

Investment income:
Net appreciation in fair value of investments (Note 4)	8,636,199
Interest and dividends	4,914,987

Net investment income	13,551,186

Total additions	32,133,963

DEDUCTIONS:
Benefits paid to participants	(37,860,173)
Administrative expenses	(29,586)

Total deductions	(37,889,759)

DECREASE IN NET ASSETS	(5,755,796)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	271,085,498

End of year	$265,329,702

See notes to financial statements.

PCS U.S. EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011, AND FOR THE YEAR ENDED DECEMBER 31, 2012

1.	DESCRIPTION OF PLAN

The following description of the PCS U.S. Employees’ Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan sponsored by PCS Administration (USA), Inc. (the “Company”), covering all eligible employees of the Company; PCS Phosphate Company, Inc.; PCS Sales (USA), Inc.; certain employees of White Springs Agricultural Chemicals, Inc.; and certain employees of PCS Nitrogen Inc., as defined in the Plan document. The Employee Benefits Committee of the Company controls and manages the operation and administration of the Plan. Fidelity Management Trust Company (“Fidelity”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions — Participants may contribute up to 50% of base compensation each year, as defined in the Plan, subject to certain Internal Revenue Code of 1986, as amended (IRC) limitations. These contributions may be pretax contributions and/or after-tax contributions. Participants who are age 50 and over may also make additional “catch-up” contributions.

The Plan has an automatic enrollment provision, under which new participants are set up with a 3% pretax deferral, unless they formally waive participation or elect a different participation level.

The Company matches $0.50 for each $1.00 of participant contributions, excluding catch-up contributions, up to 6% of base compensation, subject to certain limitations as described in the Plan and the IRC. Participants may also rollover amounts representing distributions from other qualified defined benefit or contribution plans (rollover contributions), which are not eligible for the Company match.

The Company may also make a discretionary Company performance contribution ranging from 0% to 3% of each eligible participant’s base pay. The 2012 and 2011 Company performance contributions were each 3% of each eligible participant’s base pay.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, the Company’s performance contribution when applicable, and allocations of Plan earnings, and is charged with withdrawals, allocation of Plan losses, and administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Investments — Participants direct the investment of their account balances and contributions into various investment options offered by the Plan. The Plan currently offers Potash Corporation of Saskatchewan Inc. (PCS) common stock, a selection of mutual funds, and one pooled investment stable value fund. The U.S. Government Reserves Fund is used to maintain dividends distributed by a participant’s investment in PCS common stock and is not available as a participant-directed investment option. The PCS stock purchase account is a money market fund that is used in the recordkeeping of the purchases and sales of fractional shares of PCS common stock and is not available as a participant-directed investment option.

Participants who are enrolled in the Plan under the automatic enrollment provision and who have not otherwise made an investment election, will have their contributions and the employer contributions invested in the Plan’s “default fund,” which has been designated as a Fidelity Freedom Funds, specifically the Fidelity Freedom Fund that has a target retirement date closest to the year that the participant might retire, based on the participant’s current age and assuming a normal retirement age of 65.

Vesting — Participants are immediately vested in their account balances.

Participant Loans — Participants may borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from one to five years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account. Effective January 1, 2012, all new loans bear interest at the prime rate plus 200 basis points. Previously, interest rates on outstanding general loans were set at two percentage points above the rate for five-year U.S. Treasury notes on the last day of the preceding calendar quarter in which the funds were borrowed and the interest rate on primary residence loans was set at the standard lending rate for 20-year fixed rate home mortgage loans. Principal and interest are paid ratably through payroll deductions. As of December 31, 2012, participant loans have maturities through 2032 at interest rates ranging from 3.0% to 8.5%.

Payments of Benefits — On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s interest in his or her account; or monthly, quarterly, or annual installments over the participant’s estimated life span. Other forms of benefits are also provided to participants whose accounts were transferred from other plans. A participant may elect to receive payment of benefits prior to termination of service, as defined in the Plan. Participants may elect to receive their investment in the PCS stock fund in cash or in whole shares of PCS common stock. The Plan includes an employee stock ownership plan feature with a dividend payout program whereby participants may elect to receive dividends paid on their shares of PCS common stock in the PCS stock fund in PCS common stock or cash.

Forfeited Accounts — At December 31, 2012 and 2011, there were no forfeited nonvested account balances. Accounts forfeited during the year ended December 31, 2012, totaling $6,848, were used to reduce employer contributions to the Plan.

Plan Amendments — In 2012, the Plan was amended to automatically increase the pretax deferral rate each year for certain participants automatically enrolled in the Plan on or after April 2, 2012.

As part of preparation for the required IRS determination letter filing every five years, the Plan document was restated, effective January 1, 2012. The Plan restatement recognized all previously adopted Plan amendments.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including mutual funds, a pooled investment stable value fund, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 3 for a description of valuation methods. The Fidelity Managed Income Portfolio II (the “Portfolio”), the pooled investment stable value fund, is stated at fair value and then adjusted to contract value as the Portfolio’s investment contracts are fully benefit-responsive. Fair value of the Portfolio is the sum of the fair value of the underlying investments. Contract value of the Portfolio is the sum of participant and Company contributions, plus accrued interest thereon less withdrawals. In accordance with GAAP, the Portfolio is presented at fair value in participant-directed investments in the statements of net assets available for benefits and an additional line item is presented showing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and pooled investment stable value fund are deducted from income earned on a daily basis and are not separately charged to an expense. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

The Fidelity Managed Income Portfolio II — The Portfolio is a stable value fund that is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans. The Portfolio is invested in fixed interest insurance company investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital and liquidity to pay plan benefits of its retirement plan investors. Fair value of the Portfolio is the net asset value of its holdings at year-end, which is based on the fair value of the underlying investments. Underlying securities for which quotations are readily available are valued at their most recent bid prices or are valued on the basis of information provided by a pricing service.

Certain events limit the ability of the Plan to transact at contract value with the Portfolio issuer. Such events include the following: (a) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (b) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (c) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan; or (d) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Portfolio at contract value. The crediting interest rates were 1.28% and 1.60% at December 31, 2012 and 2011, respectively, which were based on the interest rates of the underlying portfolio of assets. The average yield for the year ended December 31, 2012, was 1.73%. The participants in the Plan are able to redeem from the Portfolio immediately. The Portfolio has no redemption restrictions and there is no redemption notice period required for participants.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan.

Administrative Expenses — Administrative expenses of the Plan are paid by the Plan or the Plan sponsor, as provided in the Plan document.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of participants who had elected to withdraw from the Plan, but had not yet been paid at December 31, 2012 and 2011.

Corrective Distributions Payable — The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

New Accounting Standard — In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends Accounting Standards Codification (ASC) 820, Fair Value Measurement. ASU No. 2011-04 requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance was effective for the Plan’s year ended December 31, 2012. The adoption in 2012 did not have a material effect on the Plan’s financial statements.

3.	Fair Value Measurements

Fair value measurements establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are described below:

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 — Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly. Level 2 inputs may also include pricing models whose inputs are observable or derived principally from or corroborated by observable market data.

Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of the investments apply to the investments held.

Common Stocks — Common stocks are valued using quoted prices listed on nationally recognized security exchanges (Level 1 inputs).

Mutual Funds and Short Term Funds — Shares of registered investment companies and money market funds are valued at quoted market prices that represent the net asset value of shares held at the Plan year-end (Level 1 inputs).

Stable Value Fund — The fair value of participation units in stable value fund is based upon the net asset value of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the stable value fund (Level 2 inputs).

The Plan investment assets at fair value, set forth by level within the fair value hierarchy, as of December 31, 2012 and 2011, were as follows:

	Investment Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total

PCS common stock	$103,439,088	$—	$—	$103,439,088
Mutual funds:
Balanced funds	28,330,044	—	—	28,330,044
Large cap equity funds	45,062,381	—	—	45,062,381
Mid cap equity funds	5,584,377	—	—	5,584,377
Small cap equity funds	3,926,262	—	—	3,926,262
International equity funds	8,248,268	—	—	8,248,268
Bond fund	8,123,225	—	—	8,123,225
Short term funds	9,643,324	—	—	9,643,324
Stable value fund	—	43,557,968	—	43,557,968

Total investment assets at fair value	$212,356,969	$43,557,968	—	$255,914,937

	Investment Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total

PCS common stock	$113,888,957	$—	$—	$113,888,957
Mutual funds:
Balanced funds	23,644,819	—	—	23,644,819
Large cap equity funds	41,115,973	—	—	41,115,973
Mid cap equity funds	5,633,945	—	—	5,633,945
Small cap equity funds	3,524,083	—	—	3,524,083
International equity funds	6,751,486	—	—	6,751,486
Bond fund	8,348,970	—	—	8,348,970
Short term funds	10,634,714	—	—	10,634,714
Stable value fund	—	47,298,657	—	47,298,657

Total investment assets at fair value	$213,542,947	$47,298,657	$—	$260,841,604

For the years ended December 31, 2012 and 2011, there were no transfers in or out of Levels 1, 2, or 3. The Plan’s policy is to recognize transfers between levels at the end of the reporting period.

4.	INVESTMENTS

Investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2012 and 2011, are marked with an asterisk. Both Fidelity and PCS are parties-in-interest.

	2012		2011
Fixed income and bond funds:
Fidelity Managed Income Portfolio II	$43,557,968	*	$47,298,657	*
Fidelity Retirement Money Market Portfolio	9,641,866		10,633,354
Fidelity Institutional Short-Intermediate Government Fund	8,123,225		8,348,970
Fidelity U.S. Government Reserves Fund	88		141

Equity funds:
Harbor International Fund — Institutional Class	8,248,268		6,751,486
T. Rowe Price Dividend Growth Fund	18,005,327	*	17,886,945	*
ABF Large Cap Value Institutional	1,136,947		841,792
Fidelity Puritan Fund	10,544,600		9,874,840
Fidelity Growth Company K	15,045,295	*	12,945,523
Fidelity OTC Portfolio	807,356		564,604
Fidelity Mid-Cap Stock Fund	5,584,377		5,633,945
Fidelity Small Cap Stock Fund	3,926,262		3,524,083
Fidelity Freedom K Income	718,774		564,297
Fidelity Freedom K 2000	175,714		129,512
Fidelity Freedom K 2005	20,238		14,845
Fidelity Freedom K 2010	970,694		1,107,965
Fidelity Freedom K 2015	3,223,073		2,819,963
Fidelity Freedom K 2020	3,465,500		3,025,428
Fidelity Freedom K 2025	2,734,746		1,769,501
Fidelity Freedom K 2030	1,666,770		998,552
Fidelity Freedom K 2035	1,206,025		968,487
Fidelity Freedom K 2040	1,590,335		1,131,120
Fidelity Freedom K 2045	838,493		519,285
Fidelity Freedom K 2050	1,067,149		703,762
Fidelity Freedom K 2055	107,933		17,262
Fidelity Spartan 500 Index Institutional Fund	10,067,456		8,877,109

Common Stock:
PCS common stock	103,439,088	*	113,888,957	*
PCS stock purchase account	1,370		1,219

Total at fair value	$255,914,937		$260,841,604

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during the year ended December 31, 2012, as follows:

Fixed income and bond funds — Fidelity Institutional Short-Intermediate Government Fund	$(5,921)
Equity funds:
Harbor International Fund — Institutional Class	1,254,921
T. Rowe Price Dividend Growth Fund	2,188,743
ABF Large Cap Value Institutional	142,167
Fidelity Puritan Fund	933,938
Fidelity Growth Company K	1,953,835
Fidelity OTC Portfolio	62,821
Fidelity Mid-Cap Stock Fund	575,704
Fidelity Small Cap Stock Fund	337,334
Fidelity Freedom K Income	23,370
Fidelity Freedom K 2000	5,534
Fidelity Freedom K 2005	414
Fidelity Freedom K 2010	62,236
Fidelity Freedom K 2015	182,853
Fidelity Freedom K 2020	229,168
Fidelity Freedom K 2025	161,202
Fidelity Freedom K 2030	102,382
Fidelity Freedom K 2035	107,657
Fidelity Freedom K 2040	102,946
Fidelity Freedom K 2045	62,564
Fidelity Freedom K 2050	86,162
Fidelity Freedom K 2055	4,386
Fidelity Spartan 500 Index Institutional Fund	1,183,123
Common Stock — PCS common stock	(1,121,340)

Net appreciation of investments	$8,636,199

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of investment funds managed by Fidelity. Fidelity serves as trustee of the Plan, and therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for the investment management services were included as a reduction of the return earned on each fund.

At December 31, 2012 and 2011, the Plan held approximately 2,542,125 and 2,758,938 shares, respectively, of PCS common stock, with a cost basis of $79,158,418 and $84,618,202, respectively. During the year ended December 31, 2012, the Plan recorded dividend income of $1,462,708.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated December 19, 2008, that the Plan was designed in accordance with applicable IRC requirements. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements. In conjunction with the five-year filing cycle, in January 2012, the Plan administrator submitted a request to the IRS for a new favorable determination letter.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Plan’s financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of the financial statements to the Form 5500 as of December 31, 2012 and 2011, is as follows:

	2012	2011
Statements of net assets available for benefits:
Net assets available for benefits per the financial statements	$265,329,702	$271,085,498
Company performance contribution receivable	(3,947,184)	(4,000,930)
Corrective distributions payable at December 31	17,393	8,360
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,181,279	1,149,200
Rounding	—	1

Net assets available for benefits per the Form 5500 — at fair value	$262,581,190	$268,242,129

Statement of changes in net assets available for benefits:
Decrease in net assets per the financial statements	$(5,755,796)
Decrease in Company performance contribution receivable	53,746
Increase corrective distributions payable at December 31	9,033
Net change in adjustment from fair value to contract value	32,079
Rounding	(1)

Changes in net assets available for benefits per Form 5500	$(5,660,939)

******

SUPPLEMENTAL SCHEDULE

PCS U.S. EMPLOYEES’ SAVINGS PLAN	Employer ID No: 56211626 Plan No.: 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2012

	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost**		Current Value

	SHARES OF REGISTERED INVESTMENT COMPANIES:
	Harbor International Fund	Institutional Class	$		$8,248,268
	T. Rowe Price Investment Services, Inc.	TRP Dividend Growth Fund			18,005,327
	American Beacon Advisors, Inc.	ABF Large Cap Value Inst			1,136,947
*	Fidelity Management Trust Company	Puritan Fund			10,544,600
*	Fidelity Management Trust Company	Growth Company K			15,045,295
*	Fidelity Management Trust Company	OTC Portfolio			807,356
*	Fidelity Management Trust Company	Retirement Money Market Portfolio			9,641,866
*	Fidelity Management Trust Company	Mid-Cap Stock Fund			5,584,377
*	Fidelity Management Trust Company	Small Cap Stock Fund			3,926,262
*	Fidelity Management Trust Company	Freedom K Income			718,774
*	Fidelity Management Trust Company	Freedom K 2000			175,714
*	Fidelity Management Trust Company	Freedom K 2005			20,238
*	Fidelity Management Trust Company	Freedom K 2010			970,694
*	Fidelity Management Trust Company	Freedom K 2015			3,223,073
*	Fidelity Management Trust Company	Freedom K 2020			3,465,500
*	Fidelity Management Trust Company	Freedom K 2025			2,734,746
*	Fidelity Management Trust Company	Freedom K 2030			1,666,770
*	Fidelity Management Trust Company	Freedom K 2035			1,206,025
*	Fidelity Management Trust Company	Freedom K 2040			1,590,335
*	Fidelity Management Trust Company	Freedom K 2045			838,493
*	Fidelity Management Trust Company	Freedom K 2050			1,067,149
*	Fidelity Management Trust Company	Freedom K 2055			107,933
*	Fidelity Management Trust Company	Spartan 500 Index Institutional Fund			10,067,456
*	Fidelity Management Trust Company	Institutional Short-Intermediate Government Fund			8,123,225
*	Fidelity Management Trust Company	U.S. Government Reserves Fund		88	88
*	COMMINGLED POOL — Fidelity Management Trust Company	Managed Income Portfolio II			43,557,968
*	POTASH CORPORATION OF SASKATCHEWAN INC.	PCS common stock, 2,542,125.532 shares			103,439,088
*	PCS STOCK PURCHASE ACCOUNT	Money market		1,370	1,370

	PARTICIPANT-DIRECTED INVESTMENTS				255,914,937

*	PARTICIPANT LOANS	Due 2013 through 2032; interest rates 3.0% to 8.5%.			6,423,452

	TOTAL ASSETS HELD FOR INVESTMENT				$262,338,389

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

PCS U.S. Employees Savings Plan
(Name of Plan)

Date: June 25, 2013	/s/ David R. Haverick
Name: David R. Haverick
Title: Senior Director, Corporate Benefits and HR Finance PCS Administration (USA), Inc., as Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

23.1	Consent of Deloitte & Touche LLP